SouthState Securities Corp.

Statement of Financial Condition

December 31, 2025

With Report of Independent Registered Public Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18971

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 _____ AND ENDING 12/31/25 _____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SouthState Securities Corp

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6750 Poplar Ave, Suite 300
                                       (No. and Street)

Memphis	TN	38138
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stuart Hodges	(770) 850-3412	stuart.hodges@southstatesec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                              (Name – if individual, state last, first, and middle name)

1901 Sixth Ave, Suite 1200	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart Hodges, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SouthState Securities Corp, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ernst & Young LLP
Suite 1200
1901 Sixth Avenue North
Birmingham, Alabama 35203

Tel: +1 205 251 2000
Fax: +1 205 226 7470
ey.com

**Shape the future
with confidence**

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of SouthState Securities Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SouthState Securities Corp. (the Company) as of December 31, 2025, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2023.

March 2, 2026

SouthState Securities Corp.

Index

SouthState Securities Corp.

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	2,318,268
Cash segregated under federal regulations		125,006
Receivables from brokers or dealers and clearing organization		57,076,062
Trading securities owned, at fair value		64,301,699
Furniture, equipment and leasehold improvements, net		
and right of use asset		3,470,689
Other Assets:		
Accrued interest on securities owned		187,534
Other receivables and miscellaneous		705,478
Total Assets	$	**128,184,736**

Liabilities and Stockholder's Equity

Liabilities:		
Trading securities sold, not yet purchased, at fair value	$	7,387,811
Other Liabilities:		
Payable to Parent		22,016,562
Operating lease obligations		2,085,739
Income taxes payable to Parent		430,414
Accrued expenses and other		1,882,639
Total Liabilities		**33,803,165**
Stockholder's Equity:		
Common stock:		
Authorized 1,000,000 shares,		
issued and outstanding 744,725 shares		
with par value of $10 a share		7,447,250
Additional paid-in capital		52,384,652
Retained earnings		34,549,669
Total Stockholder's Equity		**94,381,571**
Total Liabilities & Stockholder's Equity	$	**128,184,736**

See accompanying notes.

SouthState Securities Corp.

Notes to Statement of Financial Condition

December 31, 2025

1. Operations and Organization

Organization and Nature of Business

SouthState Securities Corp., f.k.a SouthState|DuncanWilliams Securities Corp. (the "Company") a Tennessee Corporation, is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation.

The Company operates primarily as a principal in transactions for the purchase and sale of various types of debt securities, which include: obligations of the United States government, federal government agencies, various state and local governments, and corporate debt.

The Company's securities transactions are made primarily with financial institutions, credit unions, private organizations and other broker-dealers. Safekeeping services for customer securities are provided by Pershing LLC ("Pershing"), on a fully disclosed basis. These securities are segregated in accordance with rules and regulations of the Securities and Exchange Commission ("SEC") which limits claims only to the owners of such securities.

On February 1, 2021, 100% of the Company's Common Stock was acquired by South State Bank, N.A. ("SSB").

In the ordinary course of business, the Company enters into transactions with SSB and subsidiaries of SSB. The Company's results may differ if it operated as a stand-alone entity.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and Cash Segregated Under Federal Regulations

Cash includes deposits held at SSB, parent of the Company, and at a non-affiliate bank that is not segregated and deposited for regulatory purposes. Cash segregated under federal regulations is segregated in an unaffiliated special reserve account for the exclusive benefit of customers under Rule 15c3-3(e) of the SEC. See Note 5, "Cash and Cash Segregated under Federal Regulations," for further information regarding cash balances.

2. Summary of Significant Accounting Policies (continued)

Trading Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Purchases and sales of trading securities are recorded on a trade date basis. Securities purchased for this portfolio are primarily municipals, treasuries and mortgage-backed agency securities and are held for short periods of time. This portfolio is carried at fair value.

Fair Value of Financial Instruments

Certain assets and liabilities are recognized, on a recurring or nonrecurring basis, at fair value. Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability under a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Credit Losses

The Company's receivables from brokers or dealers and clearing organizations include amounts receivable from settlement date adjustments, investment banking receivables, securities failed to deliver receivable amounts, and cash deposits. The Company's trades cleared through a clearing organization are subsequently measured at fair value, and the financial result is settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. The investment banking receivables are short-term in nature and are generally received within 60 days of payment due date. Therefore, no allowance has been established for customer or other broker-dealer receivables. The Company has not experienced any historical losses related to these receivables.

Furniture, Equipment, Leasehold Improvements, Net and Right of Use Asset

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets, which range from three to ten years. Ordinary expenditures for maintenance and repair costs are expensed as incurred while major additions and improvements are capitalized.

Right of use asset

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in right-of-use ("ROU") asset and operating lease obligations in the financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Operating lease obligations represent the Company's contractual obligation to make lease payments over the lease term.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, Leasehold Improvements, Net and Right of Use Asset (continued)

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. The Company has elected not to recognize a ROU asset and obligation for leases with an initial term of twelve months or less.

Income Taxes

The Company files a consolidated federal tax return with SouthState Corporation, the parent company of SSB. Taxes are allocated to the Company based on its proportionate share of taxable income. There is a tax allocation agreement for the consolidated tax group. Income taxes payable, as reflected on the Company's Statement of Financial Condition, are cumulative amounts due to the SSB for the Company's proportionate share of income taxes for 2025, net of payments made to SSB or directly to certain states who require entity level tax filings.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Tax positions must meet a recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material unrecognized tax positions as of December 31, 2025.

Reclassification

Certain amounts previously reported have been reclassified to conform to the current year's presentation. Such reclassifications are immaterial and had no effect on net income, total assets or total stockholder's equity as previously reported.

2. Summary of Significant Accounting Policies (continued)
Recent Accounting and Regulatory Pronouncements
Accounting Standards Adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which aims to address requests for improved income tax disclosures from investors, lenders, creditors and other allocators of capital (collectively, "investors") that use the financial statements to make capital allocation decisions. The amendments in this ASU address investor requests for more transparency about income tax information, including jurisdictional information, by requiring consistent categories and greater disaggregation of information in both the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments are effective for annual periods beginning after December 15, 2024. This ASU will not have a material impact on its financial statements.

3. Trading Securities Owned, at Fair Value

At December 31, 2025, trading securities, at estimated fair value, were as follows:

U.S. Government agencies	$	1,872,525
Residential mortgage pass-through securities issued or guaranteed		
by U.S. government agencies or sponsored enterprises		16,677,275
Commercial mortgage pass-through securities issued or guaranteed		
by U.S. government agencies or sponsored enterprises		20,798,669
State and municipal obligations		24,815,621
Other debt securities		137,609
Total	$	64,301,699

4. Fair Value Measurements

GAAP defines fair value and establishes a framework for measuring and disclosing fair value. Fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.

4. Fair Value Measurements (continued)

Prices for certain U.S. government and agency obligations are readily available in the active markets in which those securities are traded, and the resulting fair values are categorized as Level 1.

Level 2 trading securities include certain U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits for which quoted prices are not available in active markets for identical instruments. The Company utilizes a third party pricing service to determine the fair value of each of these investment securities. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics.

Level 3 trading securities include certain municipal securities that are in technical default. They are valued based on anticipated refinanced proceeds available under current cash flows of the underlying assets reduced for any contingent payments anticipated to refinance.

The use of different methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2025. Such amounts have not been revalued for purposes of the Company's Statement of Financial Condition since December 31, 2025 and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis

The following tables present the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2025.

	Level 1	Level 2	Level 3	Total
Assets				
Trading securities owned:				
U.S. government agencies	$ -	$ 1,872,525	$ -	$ 1,872,525
Residential mortgage	-	16,677,275	-	16,677,275
Commercial mortgage pass-through securities issued or guaranteed by U.S. government agencies or sponsored enterprises	-	20,798,669	-	20,798,669
State and municipal obligations	-	24,815,621	-	24,815,621
Corporate bonds	-	137,609	-	137,609
Total	$ -	$ 64,301,699	$ -	$ 64,301,699

	Level 1	Level 2	Level 3	Total
Liabilities				
Trading securities sold, not yet purchased:				
U.S. government and agency obligations	$ -	$ 7,387,811	$ -	$ 7,387,811
Total	$ -	$ 7,387,811	$ -	$ 7,387,811

There were no changes during the year ended December 31, 2025, to the Company's valuation techniques used to measure asset and liability fair values on a recurring basis.

4. Fair Value Measurements (continued)

The following is a reconciliation of beginning and ending balances for Level 3 assets and liabilities:

Fair value at January 1, 2025	$ 175,000
Less payments received	-
Change due to mark to market adjustment	(175,000)
Fair value at December 31, 2025	$ -

The determination of fair value incorporates various factors including not only the credit standing of the counterparties involved, but also the Company's nonperformance risk or its liabilities.

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Segregated under Federal Regulation —The carrying amount is a reasonable estimate of fair value is considered Level 1.

Trading Securities Owned, at Fair Value —The fair value of trading securities, which include U.S. government and agency obligations, corporate debt obligations, state and municipal obligations and certain types of certificates of deposits, is derived from a third party pricing service. Because quoted prices in active markets for identical assets are not available, these prices are determined using observable market information such as quotes from less active markets and/or quoted prices of securities with similar characteristics and are considered a Level 2. Level 3 trading securities include certain municipal securities that are in technical default. They are valued based on anticipated refinanced proceeds available under current cash flows of the underlying assets reduced for any contingent payments anticipated to refinance.

Accrued Interest on Securities Owned —The carrying amounts of accrued interest approximate fair value. The accrued interest receivable on securities owned are considered Level 2.

The estimated fair value, and related carrying amount, of the Company's financial instruments are as follows:

	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash	$ 2,318,268	$ 2,318,268	$ 2,318,268	$ -	$ -
Cash segregated under federal regulations	125,006	125,006	125,006	-	-
Trading securities owned, at fair value	64,301,699	64,301,699	-	64,301,699	0
Accrued interest on securities owned	187,534	187,534	-	187,534	-
Liabilities					
Trading securities sold, not yet purchased	$ 7,387,811	$ 7,387,811	$ -	$ 7,387,811	$ -

5. Cash and Cash Segregated under Federal Regulations

Cash in the amount of $125,006 has been segregated and restricted from use in a special reserve bank account for the
The following table provides a reconciliation of cash and cash segregated under federal

Cash held at SSB	$ 991,342
Cash held at non-affiliated bank	1,326,926
Cash segregated under federal regulation	125,006
Total cash and cash segregated under federal regulations shown in Statement of Cash Flows	$ 2,443,274

6. Receivables from and Payables to Brokers or Dealers and Clearing Organization

The amount receivable from and payable to brokers or dealers and clearing organizations at December 31, 2025, consists of the following:

Receivables:

Deposits and other with brokers or dealers	1,142,326
Deposits with clearing organizations	55,933,736
	57,076,062

Approximately 98% of receivables from and payables to brokers or dealers and clearing organizations is due from one clearing broker.

7. Furniture, Equipment, Leasehold Improvements, and Right of Use Asset

Furniture, fixtures and leasehold improvements consisted of the following at December 31, 2025:

Furniture and fixtures	1,370,078
Leasehold improvements	267,176
Office equipment	250,304
	1,887,558
Less: accumulated depreciation	(432,383)
Total property, equipment and leasehold improvements, net	1,455,175
Right of use asset (see Note 9)	2,015,514
Total	3,470,689

8. Income Taxes

The components of the deferred tax asset of $16,442 consists of ROU asset and liability differences, depreciation, and accrued incentive compensation.

9. Leases

The Company leases office space and office equipment under various operating leases through December 2031, with renewal options thereafter.

Lease liability maturities consisted of the following at December 31, 2025:

2026	$	395,691
2027		398,246
2028		409,349
2029		421,630
2030		434,279
2031		447,307
Total		2,506,502
Less interest		(420,763)
Total	$	2,085,739

As of December 31, 2025, the weighted average remaining lease term and weighted average discount rate for operating leases was 5.98 years and 6.12%, respectively. As of December 31, 2025, the Company had no operating leases that has not yet commenced.

10. Commitments and Contingencies

Legal Matters

The Company, in its capacity as a broker dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular inquiries and examination by regulatory agencies. Management of the Company believes, based on its current knowledge and consultation with counsel, that the resolution of any various legal matters will have no material adverse effect on the Company's Statement of Financial Condition.

Other Matters

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2025, and were subsequently settled had no material effect on the financial statements as of that date. Open underwriting positions at December 31, 2025 were $225,000. The Company has open transactions that settle on future dates through its Pershing clearing agreement on a fully disclosed basis. At December 31, 2025, buys with a contractual value of $710,426,284 and sells of $707,916,579 were open. As a participant in underwriting syndicates, the Company may become contingently liable for its prorated portion of any trading loss assumed by the syndicate due to the syndicate's remarketing obligations arising with respect to an offering.

11. Related Party Transactions

The Company has a shared services agreement with SSB. SSB also provides administrative services related to payroll and accounts payable processing with direct costs charged to and paid for by Company. At December 31, 2025, the Company had income taxes payable to SSB of $430,414 for the Company's proportionate share of income taxes which is recorded within Income Taxes Payable to Parent on the Company's Statement of Financial Condition. The Company engages in transactions with related parties in the ordinary course of business in compliance with applicable regulations. At December 31, 2025, the Company had an intercompany payable to SSB of $22,016,561, which included $20,423,136 of trading securities purchased by the Company from SSB in December 2025.

12. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk

In the normal course of business, the Company may be exposed to risks in the execution of securities transactions. These transactions involve elements of risk as to credit extended, market fluctuations, and interest rate changes.

The Company's securities transactions clear primarily on a delivery versus payment basis. The execution of substantially all purchases and sales of securities requires the performance of another party to fulfill the transactions. In the event that the counterparty to the transaction fails to satisfy its obligation, the Company may be required to purchase or sell the security at the prevailing market price, which may have an adverse effect.

The nature of the securities industry is such that large cash and receivable balances are maintained in various financial institutions. These balances may exceed the limits of coverage guaranteed by the Federal Deposit Insurance Corporation the Securities Investor Protection Corporation.

12. Financial Instruments with Off-Balance Sheet Risks and Concentration of Credit Risk (continued)

The Company, as a securities broker-dealer, is engaged in various securities trading activities with a variety of customers including individuals, financial institutions, credit unions, insurance companies, pension plans and other broker-dealers. The Company's exposure to credit risk associated with the non-performance of these counterparties could be impacted by changing market conditions which could impair the counterparty's ability to satisfy their obligations to the Company.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2025, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2025.

13. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $88,169,714 which was $86,544,518 in excess of its required net capital of $1,625,196. Withdrawals of excess net capital, including advances to affiliates, are subject to regulatory approval if the withdrawals exceed 30% of excess net capital over a 30-day period or reduce excess net capital below 25% of deductions from net worth. The Company's net capital ratio was .2765 to 1 at December 31, 2025.

14. Subsequent Events

Management has evaluated events from the date of the financial statements on December 31, 2025, through the date the financial statements were issued. Based on this evaluation, the Company determined no events occurred requiring recognition or disclosure in the financial statements.